Exhibit 99.1

Lifeway Foods® Announces Strong Fourth Quarter and Record-Breaking Full Year 2024 Results

Company achieves 2024 net sales of $186.8 million; up 17% year-over-year

21st consecutive quarter of year-over-year growth

Growing consumer interest in probiotic foods with bioavailable nutrients continues to drive strong demand for Lifeway products

Morton Grove, IL — March 14, 2025 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, reported financial results for the fourth quarter and full year ended December 31, 2024.

“I am pleased to report another record year of net sales for Lifeway, spearheaded by the continued, strong volume growth of our flagship drinkable Lifeway Kefir,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway. “After an extremely successful year in 2023 where we saw sales grow by more than 13%, that growth accelerated in 2024 during which Lifeway delivered further year-over-year growth of 17% to achieve annual net sales of $186.8 million. Our remarkable results were capped off by our second highest-ever quarterly net sales of $46.9 million in the fourth quarter, marking our 21st consecutive quarter of year-over-year growth. This sustained performance underscores the loyalty of our expanding customer base, and the effectiveness of our sales and marketing strategies. We recognize the tailwind from growing consumer interest in protein-rich foods with probiotics and bioavailable nutrients and have meaningfully invested in our core branded offerings to drive trial and accelerate velocities to capture a greater share of that demand. We also regularly evaluate opportunities to elevate the presence of our key branded products through expanded distribution, and were thrilled to announce the recent incremental placements of our Lifeway Farmer Cheese and ProBugs with key accounts. The strategic focus on our branded Lifeway Kefir and Farmer Cheese has delivered robust growth and brand recognition in 2024, and propels us into 2025 with very strong momentum,” added Ms. Smolyansky.

Ms. Smolyansky continued, “The consumer focus on health and wellness continues to grow, and we remain focused on capitalizing on that heightened interest. As we build for the future, I’d like to celebrate the remarkable achievements our team has made in developing a state-of-the-art facility in Waukesha, Wisconsin. We are strategically investing this year to further boost our growth, and our scheduled upgrades at the Waukesha plant will almost double our production capacity and more than triple our bottling speed. We also expect to drive further operational efficiency across the business as we ship higher volumes of our products. To complement our improved production capabilities, we are accelerating our investments behind key product lines to further enhance our market leading position and broaden our brand awareness. 2024 was an excellent year for Lifeway, and I am confident that we are extremely well positioned to deliver another phenomenal performance in 2025.”

Full Year 2024 Results

Net sales were $186.8 million for the year ended December 31, 2024, an increase of $26.7 million or 16.7% versus prior year. The net sales increase was primarily driven by higher volumes of Lifeway’s branded drinkable kefir.

Gross profit as a percentage of net sales was 26.0% for the year ended December 31, 2024.

Selling, general and administrative expenses as a percentage of net sales were 18.3% for the year ended December 31, 2024.

The Company reported net income of $9.0 million or $0.61 per basic and $0.60 per diluted common share for the year ended December 31, 2024.

We remain confident that the Company is on track to deliver Adjusted EBITDA1 of $45 - $50mm in FY2027.

1.	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as Operating Income, as reported, plus Depreciation and Amortization, plus Stock-Based Compensation.

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The Company does not provide guidance for GAAP Operating Income, nor a reconciliation of any forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis, because it is unable to predict certain items contained in the GAAP measures without unreasonable efforts. These forward-looking non-GAAP financial measures do not include certain items, which may be significant, including, without limitation, non-recurring or non-operational expenses such as stock-based compensation, gain/loss on sale of equipment, deferred revenue and gain/loss on investments prior to payment of bonuses to employees.

Conference Call and Webcast

A webcast with Lifeway’s President and Chief Executive Officer discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/.

About Lifeway Foods, Inc.
Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces a variety of cheeses and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland, South Africa, United Arab Emirates, and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, the drivers of demand for Lifeway’s products, consumer trends, the anticipated effects of scheduled upgrades at the Waukesha plant, expected operating efficiencies and expectations regarding future operating and financial performance. These statements use words, and variations of words, such as “will,” “continue,” “future,” “increase,” “believe,” “outlook,” “expect,” and “predict.” You are cautioned not to rely on these forward-looking statements. These forward-looking statements are made as of the date of this press release, are based on current expectations of future events and thus are inherently subject to a number of risks and uncertainties, many of which involve factors or circumstances beyond Lifeway’s control. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; customer acceptance of products and services; and uncertainty regarding proposals or other actions taken by shareholders related to the unsolicited proposal made by Danone North America PBC (“Danone”) to acquire all of the shares of Lifeway stock that Danone does not already own. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2024. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Lifeway expressly disclaims any obligation to update any forward-looking statements (including, without limitation, to reflect changed assumptions, the occurrence of anticipated or unanticipated events or new information), except as required by law.

Non-GAAP Financial Measures

This press release refers to Adjusted EBITDA, which is a financial measure that has not been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and may exclude items that are significant to understanding and assessing financial results. This non-GAAP measure is provided to enhance investors’ overall understanding of the Company’s financial performance. Non-GAAP financial measures should be considered as supplements to GAAP measures reported, should not be considered replacements for, or superior to, GAAP measures reported and may not be comparable to similarly named measures used by other companies. The Company’s calculation of non-GAAP financial measures may differ from methods used by other companies.

Perceptual Advisors
Dan Tarman
Email: dtarman@perceptualadvisors.com

Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

December 31, 2024 and 2023

(In thousands)

	December 31,
	2024	2023
Current assets
Cash and cash equivalents	$16,728	$13,198
Accounts receivable, net of allowance for credit losses and discounts & allowances of $1,590 and $1,270 at December 31, 2024 and 2023, respectively	15,424	13,875
Inventories, net	8,678	9,104
Prepaid expenses and other current assets	2,144	2,019
Refundable income taxes	631	–
Total current assets	43,605	38,196

Property, plant and equipment, net	26,862	22,764
Operating lease right-of use asset	118	192
Goodwill	11,704	11,704
Intangible assets, net	6,358	6,898
Other assets	1,900	1,900
Total assets	$90,547	$81,654

Current liabilities
Current portion of note payable	$–	$1,250
Accounts payable	10,401	9,976
Accrued expenses	5,103	4,916
Accrued income taxes	–	474
Total current liabilities	15,504	16,616

Note payable	–	1,483
Operating lease liabilities	70	118
Deferred income taxes, net	3,062	3,001
Total liabilities	18,636	21,218

Commitments and contingencies (Note 9)	–	–

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; none issued	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,100 and 14,691 shares outstanding at 2024 and 2023	6,509	6,509
Paid-in capital	4,632	4,825
Treasury stock, at cost	(14,052)	(16,695)
Retained earnings	74,822	65,797
Total stockholders’ equity	71,911	60,436

Total liabilities and stockholders’ equity	$90,547	$81,654

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

For the three months and twelve months ended December 31, 2024 and 2023

(In thousands, except per share data)

	Three Months Ended December 31,		Twelve months Ended December 31,
	2024	2023	2024	2023

Net sales	$46,934	$42,093	$186,820	$160,123

Cost of goods sold	34,273	29,632	135,400	115,060
Depreciation expense	764	669	2,846	2,622
Total cost of goods sold	35,037	30,301	138,246	117,682

Gross profit	11,897	11,792	48,574	42,441

Selling expenses	3,487	2,802	14,743	11,776
General and administrative	7,562	3,102	19,439	13,130
Amortization expense	135	135	540	540
Total operating expenses	11,184	6,039	34,722	25,446

Income from operations	713	5,753	13,852	16,995

Other income (expense):
Interest expense	(3)	(62)	(105)	(384)
Gain (loss) on sale of property and equipment	(11)	1	(8)	34
Other income	77	5	230	4
Total other income (expense)	63	(56)	117	(346)

Income before provision for income taxes	776	5,697	13,969	16,649

Provision for income taxes	936	1,728	4,944	5,282

Net income (loss)	$(160)	$3,969	$9,025	$11,367

Net earnings (loss) per common share:
Basic	$(0.01)	$0.27	$0.61	$0.77
Diluted	$(0.01)	$0.26	$0.60	$0.75

Weighted average common shares outstanding:
Basic	14,857	14,691	14,769	14,667
Diluted	15,060	15,174	14,956	15,103

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024 and 2023

(In thousands)

	2024	2023

Cash flows from operating activities:
Net income	$9,025	$11,367
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	3,386	3,162
Non-cash interest expense	17	6
Bad debt expense	–	2
Stock-based compensation	2,446	1,497
Deferred income taxes	61	(28)
Loss (gain) on sale of property and equipment	8	(34)
(Increase) decrease in operating assets:
Accounts receivable	(1,550)	(2,463)
Inventories	426	527
Prepaid expenses and other current assets	(125)	(574)
Refundable income taxes	(631)	44
Increase (decrease) in operating liabilities:
Accounts payable	156	1,859
Accrued expenses	217	1,102
Accrued income taxes	(474)	474
Net cash provided by operating activities	12,962	16,941

Cash flows from investing activities:
Purchases of property and equipment	(6,697)	(4,351)
Proceeds from sale of equipment	15	41
Purchase of investments	–	(100)
Net cash used in investing activities	(6,682)	(4,410)

Cash flows from financing activities:
Repayment of line of credit	–	(2,777)
Repayment of note payable	(2,750)	(1,000)
Net cash used in financing activities	(2,750)	(3,777)

Net increase in cash and cash equivalents	3,530	8,754
Cash and cash equivalents at the beginning of the period	13,198	4,444
Cash and cash equivalents at the end of the period	$16,728	$13,198

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$5,987	$4,792
Cash paid for interest	$98	$415
Non-cash investing activities
Accrued purchase of property and equipment	$407	$137
Right-of-use assets obtained in exchange for lease obligations	$–	$94

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